Exhibit 99.1

QUARTERLY REPORT 3

FOR THE 3-MONTH AND 9-MONTH PERIODS

ENDED SEPTEMBER 30, 2007

Table of Contents

Business, objectives and strategy

Cascades in brief	6
Key financial drivers	7
Long-term objectives	7
Strategy	8
Action plan	8
Key performance indicators	9

Industry and markets

Relevant economic data	10
Pricing - Main products and raw materials	11
Industry review	13

Results analysis

Financial overview	14
Business highlights	20
Business segment review	22
Other items analysis	27
Liquidity and capital resources	28
Consolidated financial position	29
Outlook	30

Additional disclosure

Evolution of credit ratings	31
Capital stock information	31
Introduction of new accounting policies in 2007	31
Internal control over financial reporting	32
Supplemental information on non-GAAP measures	33

Financial report

Consolidated financial statements and notes	36
Segmented information	48

The following IS MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF THE OPERATING RESULTS AND THE FINANCIAL POSITION OF CASCADES INC. (“CASCADES” OR “THE COMPANY”), WHICH SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006 AND WITH THE MOST RECENT AUDITED CONSOLIDATED FINANCIAL STATEMENTS. INFORMATION CONTAINED HEREIN INCLUDES ANY SIGNIFICANT DEVELOPMENTS AS AT NOVEMBER 7, 2007, THE DATE OF APPROVAL OF THE MD&A BY THE COMPANY’S BOARD OF DIRECTORS. FOR ADDITIONAL INFORMATION, READERS ARE REFERRED TO THE COMPANY’S ANNUAL INFORMATION FORM (“AIF”), WHICH IS PUBLISHED SEPARATELY. ADDITIONAL INFORMATION RELATING TO THE COMPANY IS ALSO AVAILABLE ON SEDAR AT WWW.SEDAR.COM

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. MD&A also includes price indexes as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on non-GAAP measures” section.

To our shareholders

Cascades reports improved third quarter results

Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $16 million ($0.16 per share) for the quarter ended September 30, 2007. This compares with net earnings of $10 million ($0.12 per share) for the same period in 2006. When excluding specific items1, net earnings for the third quarter of 2007 amounted to $9 million ($0.09 per share) compared to net earnings of $17 million ($0.21 per share) for the same quarter in 2006.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q3 2007	Q3 2006	Q2 2007
Sales	1,043	868	1,041
Operating income before depreciation and amortization (OIBD)(1)	85	75	79
Operating income from continuing operations	30	34	27
Net earnings	16	10	45
per common share	$0.16	$0.12	$0.45
Cash flow from operations from continuing operations(1)	52	53	43
per common share(1)	$0.53	$0.66	$0.43
Excluding specific items(1)
Operating income before depreciation and amortization (OIBD)	94	82	85
Operating income from continuing operations	39	41	33
Net earnings	9	17	7
per common share	$0.09	$0.21	$0.07
Cash flow from operations from continuing operations	54	57	45
per common share	$0.55	$0.71	$0.45

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•          Improved operating income and net earnings excluding specific items compared to Q2 2007 explained by higher average selling prices offsetting fibre cost increases and the 5% appreciation of the $CA over the period.;

•          The shareholders of Reno de Medici S.p.A recently approved the merger with Cascades’ European boxboard operations. This transaction, subject to the approval of local competition authorities, will reinforce Cascades’ packaging segment and is expected to be completed during the first quarter of 2008.; and

•          After quarter-end, Cascades fixed the remaining portion of its $US denominated debt to secure a cumulative foreign exchange gain of approximately of $CA 400 million. A portion of this gain has been already recognized in prior years as an unrealized foreign exchange gain on its long-term debt.

We are pleased with these results, achieved in the midst of very challenging business conditions. Despite being continuously confronted by increased competition, extreme currency volatility and high fibre costs, we continue to execute well and to deliver specific milestones our strategic plan. Given the ongoing support of our employees and quality assets in our packaging and tissue groups, we intend to continue in this direction, making the necessary strategic and operational adjustments that will make us a stronger company going forward.

/s/ Alain Lemaire
Alain Lemaire
President and Chief Executive Officer

Established in 1964, CASCADES IS THE PARENT COMPANY OF A NORTH AMERICAN AND EUROPEAN GROUP OF COMPANIES THAT ARE MAINLY INVOLVED IN THE PRODUCTION AND CONVERSION OF PACKAGING PRODUCTS AND TISSUE PAPERS MOSTLY MANUFACTURED FROM RECYCLED FIBRES. THE PACKAGING SEGMENT INCLUDES THREE GROUPS: THE BOXBOARD GROUP, NORAMPAC (CONTAINERBOARD) AND THE SPECIALTY PRODUCTS GROUP.

AT THE END OF 2006, THE FINE PAPERS GROUP AND OUR INTEREST IN METRO WASTEPAPER RECOVERY INC. WERE RECLASSIFIED WITHIN THE SPECIALTY PRODUCTS GROUP. FOR ADDITIONAL INFORMATION, PLEASE REFER TO THE FINANCIAL OVERVIEW ON PAGE 14.

SALES per segment (%)

(before inter-segment eliminations)

OIBD per segment (%)

(excluding specific items and corporate activities)

Cascades in brief(1)

Segments	Region	Type of operations		Number of Units(2)	Capacity(3)	Position of Cascades in its Markets(4)
PACKAGING
Boxboard	North America	Manufacturing	• Coated recycled boxboard (CRB)	4	590	2nd largest producer of (CRB) in North America
		Converting	• General folding cartons • Quick-service restaurant packaging (Dopaco)	12(5)	413	No. 1 in Quick Service Restaurant (QSR) in North America
		Others	• Sawmill and pulpmill operations	3(6)	90 (pulpmill only)	N/A
	Europe	Manufacturing	• Coated virgin boxboard (GC) • Coated recycled boxboard (GD) • Recycled liner	4	573	6th overall (3rd in coated recycled boxboard, 5th in virgin boxboard)
Containerboard (Norampac)	North America	Manufacturing	• Virgin and recycled linerboard and corrugating medium • White-top linerboard • Gypsum paper	6	1,061	One of two leading producers in Canada 7th largest containerboard producer in North America
		Converting	• Variety of corrugated packaging containers • Corrugated sheets • Specialized packaging	26	Shipments (2006) 13.598 bsf	7th largest corrugated box producer in North America
	Europe	Manufacturing	• Recycled linerboard and corrugating medium • White-top linerboard	1	140	N/A
Specialty products	North America	Manufacturing	• Specialty and recycled fine papers Specialty paper and board • Uncoated board for industrial packaging • Specialized kraft paper • Backing for vinyl flooring	4	417	One of the leading producers of recycled fine papers in North America
		Converting	• Moulded pulp products • Plastic products • Papermill packaging • Roll headers and wrappers • Honeycomb products • Converting of fine papers	15	Moulded pulp 460 M units Plastic 25.4 M kg Papermill packaging 208 Honeycomb 25 Fine papers 110

Major producer of egg trays and four-cup carriers

Largest meat processing packaging producer in Canada

Largest producer of papermill packaging in North America

Largest producer of honeycomb products in Canada

		Recovery	• Recovery activities (thru Cascades Recovery and MetroWaste)	21	1,455 (brokered and processed in 2006)	Largest recycled paper collector in Canada 9th largest recycled paper collector in the world
		Others	• De-inked pulp	2	136	N/A
	Europe	Converting	• Papermill packaging Roll headers and wrappers	2	22	N/A
		Others	• De-inked pulp	1	143	Only dry de-inked pulp producer in Western Europe
TISSUE PAPERS
	North America	Manufacturing	• Parent rolls	3	136(7)	Important North American parent rolls manufacturer
		Manufacturing and converting	• Retail market and Away-from-home market Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Parent rolls	6	453(8)	4th largest North American tissue papers producer
		Converting	• Retail market and Away-from-home market Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Industrial wipes	4	N/A
TOTAL				114	3,370 (manufacturing only)

(1)	As at December 31, 2006. See the Annual Information Form for additionnal information.
(2)	Production and paper recovery units only; excluding sale offices, distribution and transportation hubs, our European sheeting carton plant and corporate offices.
(3)	Thousand short tons unless otherwise noted.
(4)	Based on manufacturing capacity. Sources: RISI, World Tissue Capacity Report 2006, Moore and Associates.
(5)	Excluding the Montréal carton plant which was shut in March 2007.
(6)	Both the pulpmill and the sawmill operations are indefinitely shut.
(7)	Theoretical capacity.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

SALES	COSTS
• Selling prices	• Fibre (recycled, virgin and woodchips) prices, availability
• Demand for packaging and tissue, mainly environmentally friendly and recycled products	• Foreign exchange rates (mainly CAN$/US$)
• Foreign exchange rates (mainly CAN$/US$)	• Energy prices, mainly electricity and natural gas
• Population growth	• Labour
• Industrial production	• Freight
• Demand for durable and non-durable goods	• Chemical product prices
• Product mix, substitution and innovation	• Capacity utilization rates and production downtime

Long-term objectives

Maximize our return on assets

(1)	Excluding specific items.
(2)	Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the supplemental information on non-GAAP measures.

Financial results within sustainable development framework

Environmental performance

Despite the numerous changes in the packaging and tissue papers industry, Cascades firmly intends to remain a leader by maintaining its environmental objectives: increase the volume of recycled materials, reduce greenhouse gas emissions, reduce water consumption, recover waste from water treatment systems for beneficial use and maximize energy efficiency by reducing its consumption.

The human element

Our employees are the driving force behind Cascades’ success. They have a voice in the way we run our business. We constantly strive to meet the expectations of our employees and to find new and beneficial ways in which we can all work together for the benefit of our shareholders.

Economic environment

Sustainable development is not only rooted in our deepest value, respect, but is also aimed at constantly achieving better financial performances. For more than 40 years, Cascades has used tools, such as profit sharing, based on cash flows, to optimize the value of its assets in order to increase its return on assets.

Strategy

• Focus on packaging and tissue	• Optimize use of recycled fibre
• Increase converting integration rate	• Promote the entrepreneurial culture

Action plan

In the last twelve months, we took the following steps in order to deliver our action plan:

Continuous improvement program & product development	Q4 2006	• Reduction of our greenhouse gas emissions by 125,000 tonnes in 2006 (-10%)
	Q1 2007	• A worldwide first- Launch of BioxoTM, the first product line of containers made from totally oxo-degradable polystyrene foam
Q1 2007

•  Announcement of an investment of $27 million for the construction of a wood-residue boiler and co-generation plant at the Trenton containerboard mill, which is expected to reduce our Canadian annual greenhouse gas emissions by more than 70,000 tonnes (14%)

Focus on less-performing assets	Q4 2006	• Closure of the Red Rock, Ontario containerboard mill (Norampac) for an indefinite period
	Q4 2006	• Closure of the Scierie Lemay, Quebec sawmill for an indefinite period
	Q1 2007	• Closure of the Montreal, Quebec carton plant
	Q2 2007	• Announcement of a potential transaction of Cascades S.A. (Cascades’ European boxboard operations) with Reno De Medici S.p.A.
	Q4 2007	• Sale of the Red Rock, Ontario containerboard mill (Norampac)

Divestiture of non-core assets	Q4 2006	• Sale of our participation in D&D (a joint venture in our converting boxbard operations)
	Q1 2007	• Sale of our interest in GSD (a joint venture in our converting boxbard operations)

Deleveraging our balance sheet	Q4 2006	• Best annual cash flow from operations in three years (2006)
	Q4 2006	• Capital investment limited to $110 million in 2006
	Q4 2006	• Equity issuance for a gross proceed of $250 million
	Q3 2007	• Net debt-to OIBD ratio standing at 4.4x considering the acquisition of the remaining 50% of Norampac.
	Q4 2007	• The company entered into foreign exchange forward contracts and currency option instruments to fix the remaining portion of its U.S.-denominated debt

Selective acquisitions in core segments	Q4 2006	• Acquisition of the remaining 50% of Norampac
	Q3 2007	• Acquisition of Honeycomb Products of Michigan (honeycomb board mill)
	Q3 2007	• Announcement of a joint venture with Jamestown Container and Smurfit-Stone to build a new sheet plant (Containerboard converting plant)

Key performance indicators

To monitor our action plan, we use some key performance indicators, including the following:

Operational and financial data

	2005	2006					2007
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Operational
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard	1,043	293	277	311	323	1,204	301	313	296	910
Containerboard(1)	746	188	190	186	178	742	350	367	357	1,074
Specialty products(2)	434	115	117	113	112	457	115	114	111	340
	2,223	596	584	610	613	2,403	766	794	764	2,324
Tissue papers	425	104	114	118	107	443	109	112	115	336
Total	2,648	700	698	728	720	2,846	875	906	879	2,660

Integration rate - %
Packaging
Boxboard (North America)	40%	38%	38%	28%	27%	32%	25%	29%	31%	29%
Containerboard (North America)	61%	60%	60%	65%	58%	61%	58%	58%	63%	60%
Specialty products (paper only)	10%	10%	9%	10%	10%	10%	8%	7%	8%	8%
Tissue papers	63%	60%	57%	56%	62%	59%	60%	59%	53%	57%
	52%	46%	46%	44%	42%	44%	44%	44%	47%	45%
Capacity utilization rate(3) - %
Packaging
Boxboard(4)	92%	98%	95%	94%	94%	95%	89%	94%	89%	91%
Containerboard(5)	94%	96%	96%	100%	103%	99%	100%	102%	104%	102%
Specialty products	96%	89%	91%	86%	85%	88%	88%	88%	85%	87%
Tissue papers(6)	97%	101%	103%	101%	100%	101%	99%	100%	99%	99%
Total	94%	96%	96%	96%	96%	96%	95%	97%	95%	96%

Energy cons.7 - GJ/ton	10.83	11.04	10.32	9.63	10.56	10.33	10.94	9.46	9.55	9.97
Work accidents - OSHA frequency rate	9.50	7.90	8.00	8.30	8.00	8.00	7.00	8.60	8.80	8.13
Financial
Return on assets (%)(8)
Packaging
Boxboard	6%	6%	6%	5%	5%	5%	4%	4%	4%	4%
Containerboard	11%	10%	10%	13%	15%	15%	15%	14%	13%	13%
Specialty products	6%	7%	7%	8%	11%	11%	12%	11%	10%	10%
Tissue papers	18%	20%	21%	23%	22%	22%	20%	17%	14%	14%
Consolidated return on assets (%)	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%	10.5%	9.8%	9.5%	9.5%

Working capital(9)
In millions of $	594	570	584	566	598	598	659	685	701	701
% of sales(10)	16.5%	16.5%	16.7%	16.1%	16.3%	16.3%	16.0%	15.8%	16.0%	16.0%

(1)	The 2005 containerboard converting shipments in short tons are estimated. Also, 2007 numbers include 100% of Norampac.
(2)	Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.
(3)	Defined as: Shipments/Practical capacity. Paper manufacturing only.
(4)	Starting in Q3 2006, capacity numbers were adjusted to take into account that the Versailles mill was acquired on July 21.
(5)	Starting in Q4 2006, capacity numbers were adjusted to take into account the indefinite closure of the Red Rock mill (300,000 tons).
(6)	Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity which was disclosed in the Annual information form.
(7)	Average energy consumption for manufacturing mills only.
(8)	Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the supplemental information on non-GAAP measures.
(9)

Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $47 million as at December 31, 2006 and $14 million as at September 30, 2007. It also excludes the current portion of derivatives financial instruments and future taxes. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

(10)	% of sales = LTM Working Capital/LTM Sales.

Relevant economic data

Cascades’ results are impacted by the fluctuations of the Canadian dollar and the Euro against the U.S. dollar and by energy prices. In the third quarter of 2007, the Canadian dollar appreciated 7% against the U.S. dollar compared to the same period of last year. However, natural gas and crude oil prices prices decreased 6% and 1% respectively compared to Q3 2006.

The following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, the U.S. dollar against the Euro, as well as the spot prices of natural gas (US$/mmBtu) and crude oil (US$/barrel).

											Change	Change
	2005	2006					2007				Q3 2007	Q3 2007
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Year	Q3 2006	Q2 2007
Foreign exchange rates-average
CAN$/US$	1.211	1.155	1.122	1.121	1.139	1.134	1.172	1.098	1.045	1.135	-7%	-5%
US$/CAN$	0.826	0.866	0.891	0.892	0.878	0.882	0.854	0.911	0.957	0.881	7%	5%
US$/EURO	1.239	1.207	1.274	1.275	1.290	1.262	1.310	1.348	1.375	1.328	8%	2%
Energy prices-average(1)
Natural gas Henry Hub (US$/mmBtu)	8.62	8.98	6.79	6.58	6.56	7.23	6.77	7.55	6.16	7.16	-6%	-18%
Crude oil WTI (US$/barrel)	55.34	62.48	67.25	71.55	57.70	64.74	57.45	61.69	71.08	59.57	-1%	15%

(1) Quarterly average of monthly settlement prices. Source: Bloomberg.

Pricing - Main products and raw materials

The following graphs and table show the historical movement of average benchmark list prices for some of our key products as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in the manufacture of our products and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could be different from the Company’s cost of purchase and actual selling prices.

(1)

The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)

The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(3)	The Cascades North American boxboard prices index is based on the list price of Recycled boxboard -20 pt. Clay coated news, published in Pulp&Paper Week.
(4)

The Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, Eastern U.S. and the Corrugating medium 26-lb. Semichemical, East U.S., both published in Pulp&Paper Week.

(5)

The Cascades North American specialty products prices index is based on the prices of the Recycled boxboard 20 pt. Bending chip (transaction), the Unbleached kraft paper, Grocery bag 30-lb., and the uncoated white 50lb. Offset rolls, all published in Pulp&Paper Week.

(6)	The Cascades North American tissue papers price index is based on the Cascades Tissue papers selling price index (see following table). The only difference is the reference date.
(7)	The Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.
(8)	The Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.
(9)	The Cascades North American recycled fibre index represents the average weighted cost paid for recycled papers in North America.

These indexes should only be used as indicator of trends and they be	2005	2006					2007				Change Q3 2007 Q3	Change Q3 2007 Q2	Change Average price current year vs previous
different than our actual selling prices or purchasing costs.	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	Average Q1	Average Q2	Average Q3	Average	2006 (%)	2007 (%)	year (%)
Selling prices
Cascades North American US$index (index 2003 = 1,000)(1)	1,145	1,209	1,279	1,297	1,299	1,271	1,314	1,341	1,382	1,346	7%	3%	6%
Packaging
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	585	610	617	648	665	635	685	733	733	717	13%	0%	13%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index(2)	650	659	667	687	690	676	698	695	726	706	6%	4%	4%
Virgin coated duplex boxboard (GC2) index(3)	1,014	1,012	1,012	1,015	1,018	1,014	1,019	1,020	1,051	1,030	4%	3%	2%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	428	465	515	515	515	503	515	515	542	524	5%	5%	4%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	397	435	488	495	495	478	495	495	522	504	5%	5%	5%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	466	490	490	520	520	505	530	575	575	560	11%	0%	11%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	580	585	592	610	620	602	633	640	651	641	7%	2%	6%
Unbleached kraft paper, Grocery bag 30-lb.	765	803	838	855	855	838	862	892	905	886	6%	1%	6%
Uncoated white 50-lb. offset, rolls	726	765	840	848	838	823	810	810	803	808	-5%	-1%	-2%
Tissue papers
Cascades Tissue papers (index 1999 = 1,000)(4)	1,320	1,382	1,423	1,435	1,421	1,414	1,433	1,456	1,511	1,467	5%	4%	4%
Raw materials
Cascades North American US$index (index 2003 = 300)(5)	371	326	348	385	369	357	434	460	491	462	28%	7%	29%
Recycled paper (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Chicago & NY average)	78	55	70	83	67	69	105	108	120	111	45%	11%	61%
Special news, no. 6 (ONP - Chicago & NY average)	56	46	49	53	50	49	68	75	78	74	47%	4%	51%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	95	92	98	115	120	106	135	151	170	152	48%	13%	43%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index(6)	43	40	51	51	52	48	60	69	80	70	57%	16%	46%
Virgin Pulp (US$/tonne)
Bleached softwood kraft Northern, East U.S.	647	653	707	757	770	722	790	810	837	812	11%	3%	12%
Bleached hardwood kraft Northern mixed, East U.S.	604	615	638	669	680	651	690	697	723	703	8%	4%	8%
Woodchips – Conifer eastern Canada (US$/odmt)	136	137	140	127	125	132	118	124	131	124	3%	6%	-6%

Source: Pulp&Paper Week, PPI, Random Lengths and Cascades.

(1)

The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)

The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3)

The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4)	The Cascades Tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
(5)

The Cascades North American raw materials index represents the average weighted cost paid for some of our manufac-turing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(6)

The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as a trend indicator and it may differ from our actual purchasing costs and our purchase mix.

Industry review

In general, in the North American and European packaging and tissue papers industry, during the third quarter of 2007, market conditions remained challenging. On the positive side, most of the markets continued to experience relatively high capacity utilization rates and some price increases. However, on the negative side, global recycled fiber and virgin pulp prices remained high or continued to progress.

			Pricing	Industry statictics & developments
Manufacturing & converting markets
	Boxboard	Manufacturing North America	Coated recycled boxboard (CRB): stable prices	Coated recycled boxboard (CRB): • U.S. market’s operating rate averaged 99.2% year-to-date • U.S. industry’s backlogs remained at historical highs

		Manufacturing Europe	Recycled boxboard: implementation of a 50 Euro/tonne price increase; announcement of further price increases for January 2008 Virgin boxboard: announcement of price increases for January 2008	Demand remains relatively strong, especially for the recycled grades, with average backlogs from 3 to 6 weeks
	Container board	Manufacturing North America	Implementation of price increases of 40 to 50 US$/ton	U.S. industry operating rates at 98% in September

		Converting	Implementation of price increases of 8-10%	Canadian corrugated box shipments down 3.1% year-to-date thru September U.S. industry’s box shipments down 1.7% year-to-date thru September U.S. inventories down to 2.372 million tons in September
PACKAGING	Specialty products	Manufacturing

Deinked pulp: slight price increase implemented in Q3

Uncoated board: stable prices for 20-pt bending chip uncoated boxboard

Kraft papers:

•   Stable prices but announcement of price increases for certain grades

Fine papers (uncoated freesheet):

•   Price increases of 40 US$/ton on rolls in October

Deinked pulp: increase in cost pressure due to the price appreciation of recycled fibres

Uncoated board: U.S. market’s operating rate around 92% in the first weeks of October

Kraft papers:

•   Strong global demand but business conditions for certain grades remained challenging

Fine papers (uncoated freesheet):

•   Year-to-date demand U.S. down 5.6% thru September compared to the same period of last year

•   Good demand for recycled fine papers

		Converting	Moulded pulp products: stable prices Plastic products: implementation of a price increase of up to 8% Papermill packaging: stable prices

Moulded pulp products: healthy and stable market

Plastic products: growing demand in the U.S. and steady business conditions in Canada

Papermill packaging: challenging but Cascades gaining market share in the U.S.

Honeycomb products: stable market environment

TISSUE PAPERS		Manufacturing and converting

Parent rolls: current implementation of the price increases of September

Converted products:

•  U.S. Away-from-home market: implementation of the price increase of September

•  U.S. Retail market: announced price increases of 4-7% for Q1 2008

Parent rolls: Higher U.S. parent rolls production (+2%) and U.S. industry operating rate (96% vs. 95%) year-to-date thru August compared to the same period of last year

Converted products:

•   1% increase in shipments in the U.S. away-from-homemarket YTD thru August

•  1.4% increase in shipments in the U.S. away-from-homemarket YTD thru August

Source: RISI, American Forest Paper Association, CEPI, Pulp and Paper Week, Wausau Papers.

	Pricing	Industry statictics & developments
Raw material markets
Recycled paper

Old corrugated containers (OCC):

•   US$ quarterly average prices increased in Q3 compared with Q2 2007

•   Year-over-year, prices were 45% higher in Q3 2007

Sorted office papers (SOP): US$ quarterly average price increased by 13% in the third quarter compared with Q2 2007 and are up 43% YTD thru September

Old corrugated containers (OCC):

•  Higher seasonal generation

•   Strong demand from start-ups in Asia

Sorted office papers (SOP): strong demand from deinked pulp mills and tissue producers, as well as lower generation due to decreasing demand for printing papers (-3% YTD)

Virgin pulp

Softwood pulp (NBSK):

•  US$ market prices increased 27 US$/ton in Q3

•   Prices continued to rally in September to 850 US$/ton

•  Announced price increases for November

Hardwood pulp (NBHK):

•  US$ market prices up in Q3 given a 20 US$/ton price increase in August

Healthy international demand, particularly strong in China Tight supply and inventories resulting from operational issues, strikes, lower regional fibre supply availability and log shortages

Global shipments up 2.7% year-to-date thu September 29-day global inventories in September vs. 29-day global inventories last year

Woodchips	Conifer woodchips: US$ prices increased 6% in Q3 in Eastern Canada compared with Q2 2007	Lower lumber prices continuing to a tight woodchip supply

Financial overview

In the third quarter of 2007, sales increased by $175 million, or 20% to $1.043 billion compared with $868 million for the same period of 2006.

Operating income decreased by $4 million including specific items which substantially affected the results during the years 2007 and 2006. Excluding these specific items which will be discussed in detail in each of the segments, operating income was down by $2 million or 5%, to $39 million, compared to $41 million for the same period in 2006. Despite the additional contribution of Norampac, operating income was reduced by a substantial increase in raw materials costs during the period and by an additional depreciation and amortization expense. The Company’s net earnings, including specific items, were $16 million or $0.16 per share compared with $10 million or $0.12 per share for the third quarter of 2006.

For the nine-month period ended September 30, 2007, sales increased by $584 million, or 23% to $3.111 billion compared with $2.527 billion for the same period of 2006. Operating income was up by $3 million or 3%, to $112 million, compared to $109 million for the same period in 2006 and net earnings, including specific items, were $83 million or $0.83 per share compared with $49 million or $0.60 per share in 2006.

At the end of 2006, the segmented information presentation was changed to reflect the actual way the Company analyzes the performance of its operating segments. The following changes were made and the comparative figures have been restated: the continuing operations of the Fine Papers activities are included in the Specialty Products group segment; the results of MetroWaste Paper Recovery which were proportionally consolidated (23% in the Boxboard segment and 27% in the Containerboard segment, before the acquisition of the remaining 50% in Norampac) have been reclassified in the Specialty Products group segment; and the corporate revenues and expenses of the Specialty Products group are now presented in this Group as they were presented in the Corporate segment in the past.

Historical financial information

(In millions of Canadian dollars, unless otherwise noted)	2005	2006					2007
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Sales
Packaging
Boxboard	1,339	344	337	350	370	1,401	346	355	337	1,038
Containerboard	605	144	155	155	146	600	294	307	310	911
Specialty products	756	189	195	193	196	773	238	233	227	698
Inter-segment sales	(69)	(20)	(21)	(15)	(14)	(70)	(28)	(29)	(27)	(84)
	2,631	657	666	683	698	2,704	850	866	847	2,563
Tissue Papers	708	169	182	194	182	727	186	180	176	542
Inter-segment sales and Corporate activities	(31)	(8)	(7)	(9)	(4)	(28)	(9)	(5)	20	6
	3,308	818	841	868	876	3,403	1,027	1,041	1,043	3,111
Operating income (loss) before depreciation and amortization “OIBD”(1)
Packaging
Boxboard	29	17	14	11	(1)	41	32	11	7	50
Containerboard	39	18	26	28	(28)	44	39	37	46	122
Specialty products	27	10	15	5	18	48	17	10	15	42
	95	45	55	44	(11)	133	88	58	68	214
Tissue Papers	100	29	29	34	24	116	19	16	16	51
Corporate activities	4	(3)	1	(3)	—	(5)	1	5	1	7
	199	71	85	75	13	244	108	79	85	272
OIBD excluding specific items(1)
Packaging
Boxboard	61	17	14	8	14	53	7	11	14	32
Containerboard	65	13	25	28	25	91	40	44	48	132
Specialty products	37	13	15	15	18	61	17	10	15	42
	163	43	54	51	57	205	64	65	77	206
Tissue Papers	102	29	29	34	24	116	19	15	16	50
Corporate activities	(3)	(3)	1	(3)	—	(5)	1	5	1	7
	262	69	84	82	81	316	84	85	94	263

Operating income (loss) from continuing operations	27	31	44	34	(28)	81	55	27	30	112
Excluding specific items(1)	90	29	43	41	40	153	31	33	39	103

Net earnings (loss)	(97)	6	33	10	(46)	3	22	45	16	83
Excluding specific items(1)	6	6	16	17	13	52	5	7	9	21

Net earnings (loss) per share (in dollars)
Basic	$(1.19)	$0.07	$0.41	$0.12	$(0.56)	$0.04	$0.22	$0.45	$0.16	$0.83
Basic, excluding specific items(1)	$0.07	$0.07	$0.20	$0.21	$0.16	$0.64	$0.05	$0.07	$0.09	$0.21

Cash flow from operations(1)	156	38	56	53	35	182	38	43	52	133
Excluding specific items	169	39	56	57	43	195	46	45	54	145
Cash flow from operations per share (in dollars)(1)
Basic	$1.92	$0.47	$0.69	$0.66	$0.43	$2.25	$0.38	$0.43	$0.53	$1.34
Basic, excluding specific items	$2.08	$0.48	$0.69	$0.71	$0.53	$2.41	$0.46	$0.45	$0.55	$1.46

Cascades North American US$ selling price index (index 2002 = 1,000)(2)	1,145	1,209	1,279	1,297	1,299	1,271	1,314	1,341	1,382	1,346
Cascades North American US$ raw materials index (index 2002 = 300)(3)	371	326	348	385	369	357	434	460	491	462
US$/CAN$	$0.83	$0.87	$0.89	$0.89	$0.88	$0.88	$0.85	$0.91	$0.96	$0.91
Natural Gas Henry Hub - US$/mmBtu	$8.62	$8.98	$6.79	$6.58	$6.56	$7.23	$6.77	$7.55	$6.16	$7.16

Return on assets (%)(4)	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%	10.5%	9.8%	9.5%	9.5%

(1)   See the supplemental information on non-GAAP measures.

(2)   The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(3)   The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and may differ from actual manufacturing purchasing costs and our purchase mix.

(4)   Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets.

Financial results for the three-month periods ended September 30, 2007 and 2006

Sales

Sales increased by $175 million, or 20%, to $1.043 billion versus $868 million for the same period of 2006. The acquisition of remaining interests in Norampac (50%) and Metrowaste in 2006 accounted for $157 million in sales during the period. The results of Metrowaste are now fully consolidated. Net average selling prices in U.S. dollars and euro increased in all of our main segments. Considering the mill closures in 2006, shipments decreased in most of our business segments in 2007, except for the European boxboard sector and in the manufacturing segment of the Specialty products Group.

Operating income before depreciation and amortization

The Company generated operating income before depreciation and amortization of $85 million compared with $75 million for the same period of 2006. The operating income before depreciation and amortization margin decreased to 8.1% as compared with 8.6% for the same period of 2006. Excluding specific items, the operating income before depreciation and amortization amounted to $94 million compared with $82 million in 2006, an increase of $12 million or 15%, achieved despite the higher raw materials costs which had an estimated $41 million negative impact. The Company was able to compensate for these negative effects through increased selling prices, cost control initiatives, improved results of its less-performing assets and the additional contribution of Norampac and Metrowaste.

The main variances in operating income before depreciation excluding specific items are shown below. Selling price increases combine with the additional contribution of our recent acquisitions more than offset the negative impact of higher raw materials costs and Canadian dollar:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

(in millions of dollars)	Boxboard	Containerboard(6)	Specialty Products	Packaging	Tissue Papers	Corporate	Consolidated
OIBD for the 3-month period ended September 30, 2006 (excluding specific items)	8	28	15	51	34	(3)	82
Positive (negative) impact from:
Volume (shipments)	—	1	—	1	(2)	—	(1)
Selling price & mix	14	4	6	24	7	(1)	30
Raw materials(1)	(11)	(7)	(10)	(28)	(13)	—	(41)
Energy price & consumption	—	1	1	2	1	—	3
Variation of the CAN$(2)	(5)	(4)	(4)	(13)	(3)	—	(16)
Other variable costs(3)	6	(1)	—	5	—	—	5
Fixed costs and others(4)	1	3	2	6	(8)	2	—
Other sectors(5)	1	(1)	2	2	—	3	5
Business acquisitions and disposals	—	24	3	27	—	—	27
Change in OIBD for the year	6	20	—	26	(18)	4	12

OIBD excluding specific items	14	48	15	77	16	1	94
Specific items	(7)	(2)	—	(9)	—	—	(9)
OIBD for the 3-month period endedSeptember 30, 2007	7	46	15	68	16	1	85

(1)   The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)   The estimated impact of exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rate on the Company’s working capital items and cash position.

(3)   The impact of these estimated variable costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)   Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)   Includes change in OIBD of operating units that are not in the manufacturing or converting sectors.

(6)   Since the 2006 period includes 50% of the OIBD of Norampac, the variance items are include at 50% only as at the remaining 50% is included in business acquisition.

Financial results for the nine-month periods ended September 30, 2007 and 2006

Sales

Sales increased by $584 million, or 23%, to $3.111 billion versus $2.527 billion for the same period of 2006. The acquisition of the Versailles boxboard mill and the remaining interests in Norampac (50%) and Metrowaste in 2006 accounted for $509 million in sales during the period. Net average selling prices in U.S. dollars and euro rose in all of our main segments. Considering the mill closures in 2006, shipments increased in most of our business segments in 2007, particularly in the European boxboard segment by 4% and in the North American manufacturing Boxboard segment due to the acquisition of the Versailles mill. Shipments decreased by 12% in the boxboard folding carton business, due to the strong competition and weak operating rate in that sector. The first quarter of 2007 was affected by a 33-day shutdown of our Toronto boxboard mill following a boiler failure that occurred at the end of 2006.

Operating income before depreciation and amortization

The Company generated operating income before depreciation and amortization of $272 million compared with $231 million for the same period of 2006. The operating income before depreciation and amortization margin decreased slighthly for the year, to 8.7% as compared with 9.1% for the same period of 2006. Excluding specific items, the operating income before depreciation and amortization stood at $263 million compared with $235 million in 2006, an increase of $28 million or 12%, achieved despite the higher raw materials costs, which had an estimated $109 million negative impact. The Company was able to compensate for these negative effects through increased selling prices, improved results of its less-performing assets and the additional contribution of Norampac and Metrowaste.

The main variances in operating income before depreciation excluding specific items are shown below. Selling price increases combine with the additional contribution of our recent acquisitions more than offset the negative impact of higher raw materials costs and Canadian dollar:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

(in millions of dollars)	Boxboard	Containerboard(6)	Specialty Products	Packaging	Tissue Papers	Corporate	Consolidated
OIBD for the 9-month period ended September 30, 2006 (excluding specific items)	39	66	43	148	92	(5)	235
Positive (negative) impact from:
Volume (shipments)	—	1	2	3	—	—	3
Selling price & mix	22	12	16	50	14	(2)	62
Raw materials(1)	(29)	(15)	(28)	(72)	(37)	—	(109)
Energy price & consumption	—	2	1	3	1	—	4
Variation of the CAN$(2)	(5)	(5)	(4)	(14)	(4)	6	(12)
Other variable costs(3)	11	(2)	(2)	7	(7)	(2)	(2)
Fixed costs and others(4)	4	1	(1)	4	(9)	4	(1)
Other sectors(5)	(1)	6	7	12	—	6	18
Business acquisitions and disposals	(9)	66	8	65	—	—	65
Change in OIBD for the year	(7)	66	(1)	58	(42)	12	28

OIBD excluding specific items	32	132	42	206	50	7	263
Specific items	18	(10)	—	8	1	—	9
OIBD for the 9-month period endedSeptember 30, 2007	50	122	42	214	51	7	272

(1)   The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)   The estimated impact of exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rate on the Company’s working capital items and cash position.

(3)   The impact of these estimated variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)   Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)   Includes change in OIBD of operating units that are not in the manufacturing or converting sectors.

(6)   Since the 2006 period includes 50% of the OIBD of Norampac, the variance items are include at 50% only as at the remaining 50% is included in business acquisition.

Specific items included in operating income before depreciation and amortization

The Company incurred some specific items in 2007 that adversely or positively affected its operating results. The Company believes that it is useful for the readers to be aware of these items as they provide a measure of performance with which to compare its results between periods without regard to these specific items.

Unusual gains or losses

a) In the first quarter of 2007, the Company disposed of its investment in a joint venture of its Boxboard segment for a consideration of $38 million (US$32 million). The Company realized a gain of $25 million before income taxes of $11 million.

b) On May 1, 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million.

c) In the second quarter of 2007, the Company recorded a provision of $3 million related to the action filed by ServiceCore Inc. and to the class actions filed following the infractions of 2006 under the Competition Act relating to the sale of carbonless paper sheets by Cascades Fine Papers Group, Inc. An amount of $1 million of this provision is presented in discontinued operations.

d) In the second quarter of 2007, the Company recorded a dilution gain of $15 million resulting from the reduction of its participation in Boralex from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00. This gain is presented in the share of results of significantly influenced companies.

e) In 2007, the Company recorded a gain of $6 million related to the settlement of the pension plan of the Thunder Bay coated fine paper mill, closed in January 2006. This gain and the provision of $1 million discussed in c) above are recorded in discontinued operations net of related income taxes of $2 million.

Impairment loss, closure and restructuring costs

f) In 2007, an additional provision of $3 million was recorded following the temporary closure of the Red Rock containerboard mill in the third quarter of 2006. In the second quarter of 2007, an additional provision of $1 million was recorded on the permanent closure of the Montreal corrugated converting facility.

g) During the third quarter of 2007, a severance provision in the amount of $1 million and an impairment charge in the amount of $6 million were recorded to bring the net book value of the property, plant and equipment and other assets of the Scierie Lemay (Boxboard Group), to its fair value. This sawmill was temporary shut down in October 2006.

Derivative financial commodity instruments

h) In the third quarter of 2007, the Company recorded an unrealized loss on certain commodity swap contracts that were not designated as hedging instruments in the net amount of $1 million (an unrealized gain of $2 million for the nine-month period in 2007).

Inventory adjustment resulting from the Norampac acquisition

i) Resulting from the purchase price allocation done at the end of 2006, operating results of the first quarter of 2007 were reduced by $6 million since the inventory acquired at the end of 2006 was recognized at fair value and no profit was recorded on its subsequent sale.

Business highlights

During the past two years, the Company completed several transactions to optimize its assets base or to streamline its cost structure by closing or selling certain operating units.

The following transactions that occurred in 2006 should be taken into consideration in order to understand the overall or segmented analysis of the Company’s results:

Closure, restructuring and disposal

Boxboard Group

1)     On June 29, 2006, the Company announced that it was closing operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time.

2)     On October 6, 2006, the Company announced the temporary shutdown of the Scierie Lemay sawmill of the Boxboard Group.

3)     On December 11, 2006 the Company also announced the permanent closure of its Montreal converting boxboard operations in March 2007.

4)     On September 7, 2006, the Company disposed of its interest in a joint venture of its Boxboard Group and in the first quarter of 2007, the Company disposed of another investment in a joint venture of its Boxboard Group for a consideration of $38 million (US$32 million).

Containerboard Group

5)     On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time.

Specialty Products Group

6)     On August 24, 2006, the Company announced the permanent shutdown of one of its specialty board mills of the Specialty Products Group, located in France.

Business acquisitions

Boxboard Group

7)     On April 25, 2006 the Company’s Boxboard Group announced that it had acquired certain assets from the paperboard division of Simkins Industries located in Ridgefield, New Jersey and in New Haven, Connecticut.

8)     On July 19 and August 7, 2006, the Company completed the acquisition of the assets of the Caraustar Industries coated recycled boxboard mills located in Sprague, Connecticut and certain assets from Caraustar Industries coated recycled boxboard mills located in Rittman, Ohio. The Sprague mill will now operate under the name of Versailles.

Containerboard Group

9)     On December 29, 2006, the Company acquired the remaining outstanding common shares (50%) of Norampac Inc. from Domtar Inc. for a total purchase price of $561 million. The balance sheet items, results and cash flows of Norampac are included at 100% in the Company’s financial statements since that date while the results and cash flows of 2006 were included at 50% as they were proportionally consolidated prior to the acquisition. This acquisition also resulted in Metrowaste being fully consolidated since that date with a 23% non-controlling interest.

Transaction with Reno De Medici S.p.A. (“RdM”)

On June 20, 2007, Reno De Medici S.p.A. and Cascades Inc. announced the signing of a Letter of Intent for the negotiation of the terms and conditions of a possible combination of RdM and the European recycled cartonboard business of Cascades S.A. Concurrently with the proposed merger, Cascades S.A., and a group of current shareholder’s of RdM are expected to enter into a three-year shareholders’ agreement covering matters relating to corporate governance (where Cascades S.A., on the one hand, and a group of current shareholder’s of RdM, on the other hand, would be equally represented in the board of directors of RdM), and providing for an 18-month lock-up and thereafter reciprocal first refusal and tag-along rights.

On September 14, 2007, the Company announced the signature of the definitive combination agreement and shareholders agreement. The combination was subject to certain conditions, including, approval of the appropriate regulatory authorities as well as the approval by shareholders of RdM at a special meeting of the company. On October 29, 2007 the combination was approuved by the shareholders of RdM. The transaction is expected to be completed at the beginning of 2008. The impact on the financial statements of the Company will be determined upon the final closing of the transaction.

The combination will create a new leader in the recycled cartonboard market. In addition to significantly increasing RdM’s current production capacity, becoming one of the major players in the recycled cartonboard world market with more than one million tons per annum, this compelling strategic fit will result in an operationally and financially stronger company better able to address the demands of global customers. With this transaction, Cascades is presenting shareholders with new opportunities, combining Cascades’ ability to create value through joint ventures and RdM proven expertise in this industry.

Business segment review

For the three-month periods ended September 30, 2007 and 2006

Sales of the Packaging Products segment increased by $164 million or 24% at $847 million compared with $683 million for the same period of 2006 mainly due to the Norampac and Metrowaste acquisitions. Shipments increased in the manufacturing sectors but decreased slightly in our converting business due to challenging business conditions.

The Packaging Products segment operating income before depreciation and amortization stood at $68 million for the period compared with $44 million for the same period of 2006. This includes an unrealized loss of $1 million on derivative commodity instrument of certain commodity swap contracts and closure costs and impairment of asset provision of $8 million. Excluding specific items, operating income before depreciation and amortization rose by 51% to $77 million compared with $51 million in 2006 despite the strengthening of the Canadian dollar. The increase in raw materials costs and the strenghthening of the Canadian dollar was offset by the increase in selling prices and the additional contribution of the Norampac and Metrowaste acquisitions.

Boxboard

Sales for the Boxboard Group amounted to $337 million in 2007 as compared to $350 million in 2006. Over the course of this period, shipments by primary mills decreased by 4% in North America on account of lower demand. In North America, average selling prices increased by $65 US per ton which were almost entirely offset by an unfavorable exchange rate when compared with the same period of 2006. On the converting side, volumes were lower primarily due to lower demand in the folding cartons and in the QSR sector. Volumes from mills in the primary sector were also impacted negatively on account of lower demand from these sectors.

In Europe, volumes increased by 2% compared with third quarter of 2006 resulting from improving business conditions and backlog in the recycled boxboard market. On the virgin boxboard side, in a challenging market environment, the LaRochette mill continues to gain additional volumes. A second increase in selling prices has been successfully implemented in the recycled segment with a 6% impact versus last quarter and 9% versus last year. Despite unfavourable sales mix in the virgin mills, overall selling prices rose by 6% compared with 2006.

The operating income before depreciation and amortization, excluding specific items, increased by 75% or $6 million to $14 million compared with third quarter of last year. Operating results were negatively impacted by higher raw materials costs resulting mainly by a strong increase in recycled paper and pulp prices on the mill side in both Europe and North America and in part, from the purchase of external board by our converting operations. These unfavorable items were more than offset by improved selling prices and manufacturing performance which resulted in lower production costs. On the converting side, the Lachute plant continues to integrate the new business transferred from the Montréal plant. Operating results of this plant should improve in 2008.

The disposal of two joint-venture interests in the QSR business, one in the third quarter of 2006 and the second at the beginning of 2007 reduced operating income before depreciation and amortization by $2 million. During the third quarter of 2007, a severance provision in the amount of $1 million and an impairment charge in the amount of $6 million were recorded to bring the net book value of the property, plant and equipment and other assets of Scierie Lemay to its fair value. This sawmill was temporary shut down in October 2006.

Packaging products

	Sales				OIBD				Shipments(1)
	(in millions of dollars)				(in millions of dollars)				(in thousands short tons)
	3 months		9 months		3 months		9 months		3 months		9 months
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Boxboard
Manufacturing - North America	84	84	252	212	1	(1)	(8)	—	121	126	356	315
Manufacturing - Europe	111	103	350	314	3	(2)	7	1	139	136	437	419
Converting	166	186	512	555	12	18	63	50	74	84	222	252
Others and eliminations	(24)	(23)	(76)	(50)	(9)	(4)	(12)	(9)	(38)	(35)	(105)	(106)
	337	350	1,038	1,031	7	11	50	42	296	311	910	880
Containerboard(2)
Manufacturing	150	87	456	255	19	12	54	32	312	176	920	536
Converting	252	132	747	383	22	12	57	35	218 (3)	112	639 (3)	327
Others and eliminations	(92)	(64)	(292)	(184)	5	4	11	5	(173)	(102)	(485)	(299)
	310	155	911	454	46	28	122	72	357	186	1,074	564

Specialty products
Manufacturing	78	82	245	252	3	(7)	6	(4)	89	90	272	278
Converting	57	57	174	168	6	8	18	22	26	27	79	79
Recovery, deinked pulp and others	92	54	279	157	6	4	18	12	(4)	(4)	(11)	(12)
	227	193	698	577	15	5	42	30	111	113	340	345

Eliminations	(27)	(15)	(84)	(56)	—	—	—	—
Total	847	683	2,563	2,006	68	44	214	144	764	609	2,324	1,788
Total excluding specific items
Boxboard					14	8	32	39
Containerboard(2)					48	28	132	66
Specialty products					15	15	42	43
Excluding specific items					77	51	206	148

	Average selling price						Average selling price						Price reference
	(in Canadian dollars/unit)						(in U.S. dollars or Euro/unit)						(in U.S. dollars or Euro/unit)
	3 months			9 months			3 months			9 months			3 months		9 months
	2007		2006	2007		2006	2007		2006	2007		2006	2007	2006	2007	2006
Boxboard
Manufacturing - North America	691		668	706		674	661		596	639		595	733	648	717	625
Manufacturing - Europe	811		755	808		747	€564		€528	€545		€530	€833	€788	€811	€782
Converting	2,229		2,227	2,301		2,202	2,133		1,986	2,083		1,944	n/a	n/a	n/a	n/a
Others and eliminations

Containerboard(2)	479		495	495		477	456		442	448		421	542	515	524	498
Manufacturing	1,159	(3)	1,183	1,169	(3)	1,171	1,110	(3)	1,055	1,058	(3)	1,034	n/a	n/a	n/a	n/a
Converting
Others and eliminations

Specialty products	875		890	901		886	838		794	825		783	762	763	759	735
Manufacturing
Converting
Recovery, deinked pulp and others

Eliminations
Total

(1)   Total shipments do not take into account the elimination of business sector intercompany shipments

(2)   2006 numbers include 50% of Norampac while 2007 numbers include 100%

(3)   Is equal to 3,447 and 10,132 million square feet (msf), 73 and 74 $CAN/msf, 70 and 67 $US/msf

Containerboard

In order to perform a comparable analysis, the 2006 numbers will be included at 100%, even though the Containerboard Group results were proportionally consolidated at 50% in 2006.

Sales for the Containerboard Group amounted to $310 million in the third quarter of 2007, the same as for the corresponding quarter of 2006. Manufacturing shipments decreased due to the indefinite closure of our Red Rock, Ontario manufacturing mill that occurred in October 2006. Converting shipments also fell in the third quarter of 2007 compared with the corresponding quarter of 2006 due to a continued decline in demand in the Canadian and US box markets, which were down by 0.3% and 1.5% respectively compared to 2006. The containerboard products’ transaction prices for the third quarter of 2007 were on average higher than for the corresponding quarter of 2006, but this was offset by the negative impact of the strengthening of the Canadian dollar and a less favorable product mix.

Operating income before depreciation and amortization excluding specific items fell to $48 million from $56 million due to lower shipments, the negative impact of the stronger Canadian dollar of $8 million, and a significant increase in the recycled paper costs, which had a negative impact of approximately $14 million during this quarter taking into account our hedging portfolio. This reduction was partially offset by better selling prices in both the manufacturing and converting sectors, lower energy costs and lower fixed costs.

The Containerboard Group incurred a $1 million unrealized loss on derivative commodity instrument of certain commodity swap contracts and a $1 million loss following an additional provision related to the closure of the Red Rock containerboard mill in 2006.

Specialty products

The Specialty Products Group sales amounted to $227 million compared with $193 million for the same quarter in 2006. Of this increase, $31 million is related to the full consolidation of the Metrowaste results compared to 50% in 2006. Sales of our recovery activities rose mainly thanks to higher waste paper market prices. Our de-inking sector sales remain strong, supported by sustained demand in North America as well as in Europe. As a result of unfavourable exchange rate, our kraft and fine paper businesses’ sales fell compared with the same quarter in 2006 despite our strategic repositioning toward higher added value and recycled content paper grade. Finally, weaker demand in North America combined with the closure of our Ste-Marie mill (France) (vinyl flooring backing) in 2006 resulted in lower sales for this segment.

Operating income before depreciation and amortization excluding specific items remained stable at $15 million compared with $15 million in 2006. The consideration of 100% of Metrowaste accounted for a positive contribution. The strong Canadian dollar impacted negatively the operating income before depreciation by $4 million compared with the same quarter in 2006. Weaker North American demand for vinyl flooring backing led to a decrease in profitability for this segment. As for the fine paper business, the benefit from its repositioning strategy towards added value and recycled content products was offset by the increase in raw material prices. Despite sustained demand, the profitability of our de-inking sector was negatively impacted by higher waste paper prices compared to the same quarter in 2006.

For the nine-month periods ended September 30, 2007 and 2006

Sales of the Packaging Products segment increased by $557 million or 28% at $2.563 billion compared with $2.006 billion for the same period of 2006 due to the Norampac, Metrowaste and Versailles acquisitions.

The Packaging Products segment operating income before depreciation and amortization stood at $214 million for the period compared with $144 million for the same period of 2006. This includes a gain of $25 million resulting from the divestiture of a joint venture interest in the Boxboard Group and additional closure costs and impairment of assets provision of $11 million. This also includes a $6 million loss related to inventory adjustment following the Norampac acquisiton. Excluding specific items, the operating income before depreciation and amortization jumped by 39% to $206 million compared with $148 million in 2006 despite the increase in raw materials costs which were offset by higher in selling prices, the additional contribution of Norampac and Metrowaste acquisitions and the action plan to improve the profitability of some under performing assets.

Boxboard

Sales for the Boxboard Group amounted to $1.038 billion in 2007 as compared to $1.031 billion in 2006. Over the course of this period, shipments by primary mills rose by 13% in North America mostly due to the Versailles acquisition. This increase was partially offset by a decrease in shipments from the Toronto mill due to a boiler failure at the end of 2006 which caused a 33-day shutdown in the first quarter of 2007. In North America, average selling prices of primary boxboard in US$ rose by $44 per ton compared with the same period of 2006 but that increase was partly offset by the stronger Canadian dollars. On the converting side, increased selling prices in the QSR sector for the period compare to last year were partially offset by selling price decrease in general folding carton sector due to highly competitive market.

In Europe, volumes increased by 4% compared with 2006 thanks to improving business conditions and strong backlog in the recycled boxboard market. On the virgin boxboard side, the LaRochette mill continued to gain additional volumes since the second quarter of 2007. Recent price increases implemented in the second and third quarters as well as a better geographical sales mix improved recycled board selling prices by 4%, while market price environment remains challenging for the virgin mills.

Operating income before depreciation and amortization, excluding specific items, decreased by 18% or $7 million compared the same period last year. Operating results were negatively impacted by higher raw materials costs in both North America and Europe resulting, by a strong increase in recycled paper and pulp prices on the mill side in both Europe and North America and, in part, to the purchase of external board by our converting operations. The boiler failure at the Toronto mill also adversely affected the operating income before depreciation and amortization by approximately $8 million in the first quarter of 2007. These negative impacts were offset by improved average selling prices and by improved manufacturing performance and fixed cost. However, the strengthening of the Canadian dollar had a negative impact of $5 million.

The Versailles mill, acquired in July 2006, also negatively affected the operating income before depreciation and amortization by $8 million in 2007. Several unplanned downtimes were caused by inefficiencies in the boiler operation as well as some quality issues. An action plan and capital investments have been made and already started to show major improvement late in the third quarter which, should have a positive impact on the upcoming quarters.

The disposal of two joint venture interests in the QSR business, one in the third quarter of 2006 and the second at the beginning of 2007 reduced the operating income before depreciation and amortization by $5 million. This Group recorded a gain of $25 million on the disposal of its interest in GSD, a joint venture company of its QSR converting business, for a cash consideration of $38 million ($32 million US).

Temporary closure occurred in 2006 for the Fjordcell pulp mill and the Scierie Lemay sawmill. These actions made a positive contribution of $4 million to operating income before depreciation and amortization for the period when compared with 2006. As mentioned previously, a severance provision in the amount of $1 million and an impairment charge in the amount of $6 million were recorded to bring the net book value of the property, plant and equipment and other assets of Scierie Lemay to its fair value.

Containerboard

In order to perform a comparable analysis, the 2006 numbers will be included at 100%, even though the Containerboard Group results were proportionally consolidated at 50% in 2006.

Sales for the Containerboard Group increased by $3 million, amounting to $911 million in the nine-month period ending September 30, 2007 compared with $908 million for the corresponding period of 2006. Manufacturing shipments decreased due to the indefinite closure of our Red Rock, Ontario manufacturing mill that occurred in October 2006. Converting shipments also fell for this period in 2007 compared with 2006 due to a continued decline in demand in the Canadian and U.S. corrugated market particularly in the Northeastern U.S. region, where the U.S. industry box shipments were down by 1.7%.

In spite of better US$ pricing levels for this nine-month period of 2007 compared to the corresponding period of 2006, the sales figures for both the manufacturing and converting sectors decline due to lower shipments. Overall, the manufacturing products’ transaction prices for this nine-month period of 2007 were on average 5% higher than for the corresponding period of 2006. Our operating rate was close to 100% and the U.S. industry combined mill and box plant inventories were approximately at a 3.7 weeks of supply level at the end of September 2007.

Operating income before depreciation and amortization excluding specific items remained stable at $132 million due to a significant increase in recycle paper costs which had a negative impact of approximately $30 million taking into account our hedging portfolio. The strengthening of the Canadian dollar also negatively impacted the results by $10 million. Those negative impacts were partially offset by better selling prices in both manufacturing and converting sectors and lower energy costs.

The Containerboard group incurred closure costs of $4 million resulting from prior years closures. Due to the purchase price allocation done at the end of 2006, first quarter operating results were reduced by $6 million since the inventories acquired at the end of 2006 were recognized at fair value and no profit was recorded on their subsequent sale.

Specialty products

Sales for the Specialty Products Group increased to $698 million compared with $577 million for the first nine months of 2006. Of this increase, $94 million is related to the full consolidation of Metrowaste results compared with 50% in 2006. Sales from recovery activities were up, resulting mostly from the higher waste paper market prices compared with 2006. The honeycomb business also benefited from higher volumes following a recent acquisition in the United States. Stronger market demand for recycled content both  Europe and North American resulted in sales improvement for the de-inked pulp units. The specialized paper business sales decreased, due to the closure in 2006 of the Ste-Marie (France) vinyl for flooring backing mill, combined with declining demand in North America.

Operating income before depreciation and amortization excluding specific items dipped slightly at $42 million compared with $43 million in 2006. The consideration of 100% of Metrowaste accounted for a positive contribution. Higher waste paper market prices, combined with improved efficiencies, resulted in a positive contribution for the recovery activities compared with 2006. The fine paper sector improved its contribution compared with 2006 despite higher pulp prices as a result of the continuing cost-saving measures that were implemented and a realignment toward high-value and recycled sales products. This Group’s operating income before depreciation and amortization was impacted by higher raw materials prices, higher electricity prices in France and lower market demand for vinyl flooring backing in North America. The strenghtening of the Canadian dollar negatively impacted the operating income before depreciation and amortization by $4 million in 2007.

Tissue Group

	Sales				OIBD				Shipments
	(in millions of dollars)				(in millions of dollars)				(in thousands short tons)
	3 months		9 months		3 months		9 months		3 months		9 months
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Manufacturing & converting	176	194	542	545	16	34	51	92	115	118	336	336
Excluding specific items					16	34	50	92

	Average selling price				Average selling price				Price reference
	(in Canadian dollars/unit)				(in U.S. dollars/unit)				(in U.S. dollars/unit)
	3 months		9 months		3 months		9 months		3 months		9 months
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Manufacturing & converting	1,498	1,600	1,580	1,589	1,434	1,427	1,430	1,403	1,511	1,435	1,467	1,412

For the three-month periods ended September 30, 2007 and 2006

Sales for the Tissue Group decreased by 9.3% amounting to $176 million for the three-month period ended September 30, 2007 compared with $194 million for the same period in 2006. Shipments decreased by 2.5% in 2007, resulting mainly from the loss of a Canadian customer. Despite price increases implemented in 2006 and 2007 in the parent rolls business and industrial markets, average net selling prices in US$ increases by only 0.5%. This is due to a change in the mix of product sold resulting from the 6% reduction of the integration rate compared with 2006.

The Tissue Group’s operating income before depreciation and amortization excluding specific items stood at $16 million for the three-month period, compared with $34 million in 2006. This Group was negatively affected by increase in raw materials production costs amounting to $13 million, lower volume and $3 million resulting from the increase of the Canadian dollar.

For the nine-month periods ended September 30, 2007 and 2006

Sales for the Tissue Group decreased by 0.6% amounting to $542 million for the nine-month period ending September 2007 compared with $545 million for the same period in 2006. Average net realized prices in US$ were 2% higher in 2007 in comparison with 2006, as a result of price increases implemented over 2006 and 2007 in parent rolls, in the U.S. commercial and industrial markets and in the US retail markets. Total shipments are stable compared with 2006 but our integration rate decreased by 1%.

The Tissue Group’s operating income before depreciation and amortization excluding specific items stood at $50 million for the nine-month period, compared with $92 million in 2006. This Group was negatively affected by the increase in raw materials production cost for $37 million which were partially offset by an increase in the average realized U.S. dollar selling price of converted products and parent rolls. The negative impact of foreign exchange amounted for $4 million. Selling costs were up due to an expanded sales force and higher advertising costs for some of its products.

On May 1, 2007, this Group sold the building of its Toronto (Pickering) converting facility, closed in 2005, for an amount of $7 million and realized a gain of $1 million. In June, this group changed the vocation of its western Canadian facility. The converting line located in Calgary was shut down and became a distribution center plant for western Canadian customer. This change did not have any impact on its operating results.

Corporate activities

Corporate activities includes sales and operating income before depreciation and amortization from its Engineering division which, since the end of 2006, has been involved in a construction project in Western Canada for a third party. This project is expected to last until the fourth quarter of 2007. It is impossible at this point to determine whether this kind of activity will continue in the future. In 2007, the Company recorded a provision of $2 million related to the action filed by ServiceCore Inc and recorded a $2 million unrealized gain on derivative commodity instruments of certain commodity swap contracts.

Other items analysis

Depreciation and amortization

Depreciation and amortization increased to $160 million in the nine-month period ended September 30, 2007, from $122 million for the corresponding period of 2006, primarily as a result of the Norampac acquisition at the end of 2006 and the additional depreciation required by the purchase price allocation following this acquisition. This purchase price allocation is not completed and the impact of changes, if any, may be considerable.

Operating income

As a result of the above, operating income for the nine-month period increased by $3 million to $112 million ($30 million for the quarter), compared with $109 million ($34 million for the quarter) for the same period in 2006. Operating margins dipped from 4.3% in 2006 to 3.6% in 2007.

Excluding specific items, operating income for the year stood at $103 million ($39 million for the quarter), compared with $113 million ($41 million for the quarter) for the same period in 2006. Operating margins decreased from 4.5% in 2006 to 3.3% in 2007.

Interest expense

The interest expense rose to $81 million compared to $63 million for the same period of 2006. The debt level has increased following the acquisition of Norampac on December 29, 2006 and the working capital requirements of the first nine months of 2007.

Foreign exchange gain on long-term debt

In 2007, the Company recorded a foreign exchange gain of $43 million on its U.S.-denominated debts, as the Canadian dollar rose to at $1.00 against the U.S. dollar as at September 30, 2007 compared with $0.858 as at December 31, 2006. This compares with a gain of $14 million in 2006. These gains have no impact on the Company’s liquidities.

In 2007, the Company entered into derivatives instruments to fix an amount of US$200 million of its U.S.-denominated debt at an average exchange rate of $1.044 vs the Canadian dollar ($0.9578 vs the U.S. dollar). These instruments are recorded at fair value in earnings, and the gain or loss on these instruments is included in the gain described above.

After the end of the third quarter, the Company entered into derivatives instruments to fix an additional amount of US$725 million of its U.S.-denominated debt at an average exchange rate of $0.965 $CAN/$U.S. ($1.036 $U.S./$CAN). These instruments will be recorded at fair value in earnings and the gain or loss on these instruments will be included against the foreign exchange gain or loss on the long-term debt. These transactions resulted in the Company fixing the cumulative foreign exchange gain on its U.S.-denominated debt at approximately $400 million, a portion has already been recorded in earnings.

Provision for income taxes

The provision for income tax for 2007 amounted to $15 million for an effective rate of 20% including the effect of all specific items. Excluding these specific items, the effectice tax rate is approximately 32%. The Company recorded a positive adjustment to its future tax in the amount of $6 million following the reduction of the federal tax rate in Canada and in Germany.

The effective tax rate and the current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate is higher than in Canada, notably Germany and the United States.

Share of results of significantly influenced companies

The share of results of significantly influenced companies is mainly attributable to our 34% interest in Boralex Inc., a Canadian public company and a producer of green and renewable energy with operations in the northeastern United States, Canada and France.

The share of results includes a dilution gain of $15 million resulting from the reduction of the participation in Boralex Inc. from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00.

Discontinued operations

In 2007, the Company recorded a gain of $6 million related to the settlement of the pension plan of the Thunder Bay coated fine paper mill, closed in January 2006. An amount of $16 million was paid in the third quarter of 2007 with respect to the settlement of this provision. In the second quarter of 2007, the Company recorded a provision of $1 million related to the class actions filed following the infractions of 2006 under the Competition Act relating to the sale of carbonless paper sheets by Cascades Fine Papers Group, Inc. These two amounts, net of related income taxes of $2 million, are presented in discontinued operations.

Net earnings

As a result of the foregoing factors, the Company posted net earnings of $83 million, or $0.83 per share, for the first nine months of 2007 compared with $49 million or $0.60 per share in 2006. However, when excluding certain specific items, net earnings stood at $21 million or $0.21 per share compared with $39 million or $0.48 per share in 2006.

For the third quarter of 2007, the Company posted net earnings of $16 million, or $0.16 per share compared with $10 million or $0.12 per share in 2006. However, when excluding certain specific items, net earnings stood at $9 million or $0.09 per share compared with $17 million or $0.21 per share in 2006.

Contingency and subsequent event

During the third quarter of 2007, The Company announced the signing of a letter of intent for the sales of its Red Rock linerboard mill located in Ontario which is temporarily shutdown. Upon the execution of a final sale agreement, the Company will pay to the purchaser an amount of $10 million. On October 31, 2007, the parties completed the transaction of the final sale agreement. The Company also signed a letter of intent for the sale of its permanently closed coated fine paper mill located in Thunder Bay, Ontario. Upon the execution of a final sale agreement, the company will pay to the purchaser an amount of $4 million. The amounts payable will be recorded to earnings at closing.

Liquidity and capital resources

Cash flows from operating activities

Operating activities required $23 million of liquidity for the first nine months of 2007 (cash inflow of $25 million for the third quarter), as compared to a cash inflow of $106 million in the same period of 2006 ($67 million for the third quarter). Changes in non-cash working capital components required funds of $156 million ($27 million for the quarter) compared to a use of funds of $41 million (cash inflow of $14 million for the quarter in the same period of 2006). This cash outflow in 2007 is mainly attributable to the increase of inventories in the QSR business of the Boxboard group to build inventories for customer promotional activities. Other business groups have also increase their inventories due to business seasonality and lower demand. In addition, the Company paid $15 million on the restructuring and closure cost provisions recorded in previous periods. In Europe, volume rebate of 2006 were paid in the first quarter of 2007. Higher volume and selling prices also contributed to increase our level of accounts receivable. As of September 30, 2007, our involvement in a construction project for a third party (corporate activities) required approximately $40 million of funds resulting from high account receivable at the end of the third quarter. A significant portion of this amount was received in October to reduce working capital to a normal level.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $133 million for 2007 or $1.34 per share ($52 million or $0.53 per share for the third quarter) compared with $147 million or $1.82 per share for the same period in 2006 ($53 million or $0.66 per share for the quarter). An amount of $4 million ($0.04 per share) related to closing and restructuring charges, $6 million ($0.06 per share) related to the inventory adjustment resulting from the Norampac acquisition and $2 million ($0.02 per share) related to a legal settlement have reduced cash flow from operating activities of 2007 as compared with $5 million ($0.06 per share) in 2006. This cash flow measure is important since it enables the Company to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

In the first nine months of 2007, including the proceeds from the disposal of GSD, investment activities required total cash resources of $78 million mainly for capital expenditure projects.

The most important capital projects were:

Boxboard ($39 million)

$12 million to add converting equipment in the QSR business

$4 million to add a new press in the Cobourg, Ontario converting plant

$3 million to improve to boiler efficiency at the Versailles mill

$1 million to improve quality at the Blendecques, France mill;

Containerboard ($14 million);

$5 million on various projects to improve efficiency in paper mill manufacturing;

Specialty Products ($16 million)

$0.6 million to complete the new warehouse at the Kingsey Falls plastic plant

$3 million for equipment optimization in the three paper mills

$2 million in new equipements in Kingsey Falls and Birmingham papermill packaging plants;

Tissue ($35 million)

$15 million on the project of a new deinking unit in Memphis, Tennessee;

Corporate ($5 million)

Investment aimed towards energy consumption reduction.

On August 1, 2007, the Company’s Specialty Group acquired the assets of Honeycomb Products of Michigan Inc., a honeycomb board mill located in Grand Rapids, Michigan for a purchase price of $11 million (US$10.4 million).

On January 25, 2007, the Company announced the sale of its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company and a joint venture company of the Boxboard Group, to Rock-Tenn Company for a cash consideration of $38 million (US$32 million). For the year ended December 31, 2006, this joint venture contributed $25 million of sales and $5 million of operating income before depreciation and amortization ($19 million and $3.5 million respectively for the first nine months of 2006 and $7 million and $1.4 million respectively for the third quarter of 2006).

Financing activities

In the first nine months of 2007, the Company borrowed $125 million on its revolving facilities in light of the investments and working capital requirements discussed above.

The Company also redeemed 360,500 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $4 million. Taking into account these transactions and the $12 million in dividends paid out during 2007, financing activities provided $113 million in liquidity.

Liquidity from discontinued operations

In 2006, the Company sold its fine papers distribution activities and closed its Thunder Bay fine papers mill. $16 million required for closure and restructuring cost payments of these activities in the first nine months of 2007.

Consolidated financial position as at September 30, 2007 and December 31, 2006

The Company has the following financial position and ratios:

(in millions of Canadian dollars)	2007	2006
Working capital (1)	701	598
% of sales (2)	16.0%	16.3%
Bank loan and advances	52	42
Current portion of long-term debt	5	9
Long-term debt	1,602	1,657
Total debt	1,659	1,708
Shareholders’ equity	1,179	1,157
Total equity and debt	2,838	2,865
Ratio of debt/total equity and debt	58.5%	59.6%
Shareholders’ equity per share	$11.87	$11.62

(1)

Working capital includes accounts receivable plus inventories less accounts payable. It includes discontinued operations but excludes unpaid provision for closure and restructuring costs in the amount  of $14 million as of September 30, 2007 and $47 million at the end of 2006. It also excludes in 2007, current future taxes in the amount of $19 million and the current portion of derivative financial instruments in the amount of $10 million.

(2)	% of sales = LTM Working Capital/LTM Sales.

The liquidity available via the Company’s credit facilities, along with the cash flow generated by operating activities, will provide the Company with sufficient funds to meet its financial obligations and fulfill its capital expenditure program. The Company had $161 million (net of letter of credit in the amount of $12 million) available under its $850 million revolving credit facility at the end of the third quarter of 2007. In addition, on June 27, 2007, the Company amended its credit facility to add a new 12-month unsecured credit revolving facilty in the amount of $100 million to make more funds available.

Outlook

Overall

We expect business conditions will continue to be very challenging going forward as a result of high fiber costs, the continuing appreciation of the $CA and the level of demand on an uncertain economic environment. In addition, fourth quater results will be impacted by the normal seasonal patterns associated to the usual downtime for normal maintenance.

Boxboard

In North America, the Boxboard Group expects to continue to benefit from capital investments in the energy production equipment at its Versailles mill. In Europe, the Group anticipates relatively good market conditions in the recycled grades given the recent implementation of price increases. Also, further price increases have been announced for the beginning of 2008 in both the recycled and virgin boxboard markets. Finally, in North America, the Group expects to take significant downtime due planned equipment upgrades.

Containerboard

Norampac expects to benefit from the recent price increase implementation at both the manufacturing and the converting levels especially in the U.S.. However, the Group anticipates continuously strong competition in its Canadian box plant operations.

Specialty Products

In the specialty fine papers operations, the Group should continue to benefit from the implementation of a price increase on rolls. For deinked pulp operations, the Group anticipates continuous pressure on margins in this sector given the high price of white grades of recycled paper. Finally, in its recovery sector, the pricing environment continues to be favorable.

Tissue products

The Tissue Group anticipates that market conditions will stay relatively favorable. In fact, the Group’s operations are expected to benefit from an upward selling price environment as price hikes are currently being implemented or announced. However, in the Canadian product market, business conditions should remain challenging.

Evolution of credit ratings

Cascades’s outstanding Senior Notes have been rated by Moody’s Investor Service Inc. (“Moody’s”) and by Standard & Poor’s Corporation (“S&P”).

The following table reflects the Company’s Secured debt rating/Corporate rating/Unsecured debt rating at the date of the approval of this MD&A by the Board of Directors and their evolution compared to past years:

Credit Rating	Moody’s	Standard & Poor’s
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BB+/BB/BB- (stable)

Capital stock information

As at September 30, 2007, the capital stock issued and outstanding consisted of 99,276,551 common shares (99,533,654 as at December 31, 2006). As at September 30, 2007, 2,508,812 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 103,397 options were exercised and 125,250 were forfeited. In addition, the Company issued 422,068 stock options during the period at an exercise price of $11.83.

Introduction of new accounting policies in 2007

a) Comprehensive income

On January 1, 2007, the Company adopted Section 1530 of the Canadian Institute Chartered Accountants (“CICA”) Handbook, “Comprehensive Income”. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

b) Equity

On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, “Equity” which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530 described above, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income. The comparative consolidated financial statements were restated to reclassify an amount of $9 million as at January 1, 2007 previously recorded in the cumulative translation adjustment to the accumulated other comprehensive income.

c) Financial Instruments - Recognition and Measurement

On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”. It describes the standards for recognizing and measuring financial instruments in the financial statements. Under this Section, financial assets available for sale, assets and liabilities held for trading and derivative financial instruments, whether part of a hedging relationship or not, are measured and accounted for at fair value. Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

This Section was applied retroactively without restating the comparative figures and resulted in an increase of $1 million respectively in retained earnings and accumulated other comprehensive income as of January 1, 2007.

d) Hedges

On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, “Hedges”. This Section expands the guidelines found in Accounting Guideline 13 (AcG-13), “Hedging relationship” and describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting results in recording gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings.

As in previous years, the Company did not apply hedge accounting to certain derivative financial instruments including interest rate swap agreements of notional amounts totaling US$5.2 million maturing between 2008 and 2012 and commodity swap agreements on old corrugated containers. Accordingly, gains and losses from these derivative financial instruments are recorded directly to earnings. The adoption of this Section had no impact on the company’s consolidated financial position and results of operations as at January 1, 2007.

In the second quarter of 2007, the Company entered into foreign exchange forward contracts and currency option instruments to fix a notional amount of US$200 million of its U.S.-denominated debt. The Company elected not to apply hedge accounting to these instruments and they are recorded at fair value in earnings against the foreign exchange gains or losses on long-term debt.

e) Accounting changes

As at January 1, 2007, the Company adopted Section 1506 “Accounting changes”. This Section establishes criteria to be met in order to change, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors. The adoption of this Section had no impact on the company’s consolidated financial position and results of operations.

f) Others

As at January 1, 2007, Boralex Inc. “Boralex”, a significantly influenced company, changed its depreciation method with respect to some operating units. This change resulted in a decrease in retained earnings of $1 million (the Company’s share). As at January 1, 2007, Boralex also adopted Sections 1530, 3251, 3855 and 3865 of the CICA Handbook. The impacts on the Company following the adoption of these Sections by Boralex are reflected in notes a), b) and c) above.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether there were changes to its ICFR during the nine-month period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the company’s ICFR. No such changes were identified by their evaluation.

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
(in millions of Canadian dollars)	2007	2006	2007	2006
Net earnings	16	10	83	49
Net loss from discontinued operations	—	—	(3)	4
Non-controlling interest	1	—	2	—
Share of results of significantly influenced companies	(2)	(2)	(23)	(6)
Provision for income taxes	2	5	15	13
Foreign exchange gain on long-term debt	(14)	—	(43)	(14)
Interest expense	27	21	81	63

Operating income	30	34	112	109
Specific items :
Inventory adjustment resulting from the Norampac acquisition	—	—	6	—
Unusual gains	—	(4)	(24)	(4)
Impairment loss on property, plant and equipment	6	7	6	7
Closure and restructuring costs	2	4	5	8
Unrealized loss (gain) on commodity derivative financial instruments	1	—	(2)	(7)
	9	7	(9)	4
Operating income - excluding specific items	39	41	103	113
Depreciation and amortization	55	41	160	122
Operating income before depreciation and amortization excluding specific items	94	82	263	235

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings				Net earnings per share 1
	For the 3-month periods ended September 30		For the 9-month periods ended September 30		For the 3-month periods ended September 30		For the 9-month periods ended September 30
(in millions of Canadian dollars, except amount per share)	2007	2006	2007	2006	2007	2006	2007	2006
As per GAAP	16	10	83	49	$0.16	$0.12	$0.83	$0.60
Specific items:
Inventory adjustment resulting from the Norampac acquisition	—	—	6	—	$—	$—	$0.04	$—
Impairment loss on property, plant and equipment	6	7	6	7	$0.04	$0.08	$0.04	$0.08
Closure and restructuring costs	2	4	5	8	$0.02	$0.04	$0.04	$0.07
Unusual gains	—	(4)	(24)	(4)	$—	$(0.02)	$(0.14)	$(0.02)
Unrealized loss (gain) on commodity derivative financial instruments	1	—	(2)	(7)	$0.01	$—	$(0.01)	$(0.06)
Foreign exchange gain on long-term debt	(14)	—	(43)	(14)	$(0.11)	$(0.01)	$(0.35)	$(0.16)
Share of results of significantly influenced companies	—	—	(15)	—	$—	$—	$(0.15)	$—
Included in discontinued operations	—	—	(3)	3	$—	$—	$(0.03)	$0.03
Adjustment of statutory tax rate	(3)	—	(6)	(5)	$(0.03)	$—	$(0.06)	$(0.06)
Tax effect on specific items	1	—	14	2
	(7)	7	(62)	(10)	$(0.07)	$(0.09)	$(0.62)	$(0.12)
Excluding specific items	9	17	21	39	$0.09	$0.21	$0.21	$0.48

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles the net cash provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30		For the 9-month periods ended September 30
(in millions of dollars)	2007	2006	2007	2006

Cash flow provided by (used for) operating activities	25	67	(23)	106
Changes in non-cash working capital components	27	(14)	156	41
Depreciation and amortization	(55)	(41)	(160)	(122)
Current income taxes	11	6	29	22
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	27	21	81	63
Unusual gains or losses	—	4	26	4
Impairment loss on property, plant and equipment	(6)	(7)	(6)	(7)
Closure and restructuring costs	—	—	(1)	—
Unrealized loss (gain) on commodity derivative financial instruments	(1)	—	2	7
Other non-cash adjustments	2	(2)	8	(5)
Operating income from continuing operations	30	34	112	109

Depreciation and amortization	55	41	160	122

Operating income before depreciation and amortization	85	75	272	231

The following table reconciles cash flow from operations and cash flow from operations per share with cash flow from -operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations				Cash flow from operations per share
	For the 3-month periods ended September 30		For the 9-month periods ended September 30		For the 3-month periods ended September 30		For the 9-month periods ended September 30
(in millions of dollars, except amounts per share)	2007	2006	2007	2006	2007	2006	2007	2006

Cash flow provided by (used for) operating activities	25	67	(23)	106
Changes in non-cash working capital components	27	(14)	156	41
Cash flow from operations	52	53	133	147	$0.53	$0.66	$1.34	$1.82
Specific items:
Inventory adjustment resulting from the Norampac acquisition	—	—	6	—	—	—	$0.06	—
Unusual loss	—	—	2	—	—	—	$0.02	—
Closure and restructuring costs, net of current income tax	2	4	4	5	$0.02	$0.05	$0.04	$0.06

Excluding specific items	54	57	145	152	$0.55	$0.71	$1.46	$1.88

Consolidated Balance Sheets

		As at September 30,	As at December 31,
(in millions of Canadian dollars)	Note	2007	2006
	(unaudited)
Assets

Current assets
Cash and cash equivalents		26	34
Accounts receivable		703	650
Inventories		563	548
		1,292	1,232
Property, plant and equipment		1,924	2,063
Other assets	7	292	303
Goodwill		304	313

		3,812	3,911
Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		52	42
Accounts payable and accrued liabilities		550	607
Current portion of long-term debt	8	5	9
		607	658
Long-term debt	8	1,602	1,657
Other liabilities	9	424	439
		2,633	2,754

Shareholders’ equity
Capital stock	11	517	517
Retained earnings		718	649
Accumulated other comprehensive income	12	(56)	(9)
		1,179	1,157
		3,812	3,911

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings

	For the 3-month periods ended September 30,				For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note		2007	2006	2007	2006
Sales			1,043	868	3,111	2,527
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	10		850	708	2,562	2,061
Depreciation and amortization			55	41	160	122
Selling and administrative expenses			100	78	297	229
Unusual gains	5, 6 (b	)	—	(4)	(24)	(4)
Impairment loss on property, plant and equipment	2		6	7	6	7
Closure and restructuring costs	3		2	4	5	8
Gain on commodity derivatives financial instruments	4		—	—	(7)	(5)
			1,013	834	2,999	2,418
Operating income from continuing operations			30	34	112	109

Interest expense			27	21	81	63
Foreign exchange gain on long-term debt			(14)	—	(43)	(14)
			17	13	74	60
Provision for income taxes			2	5	15	13
Share of results of significantly influenced companies	5 (c	)	(2)	(2)	(23)	(6)
Non-controlling interest			1	—	2	—
Net earnings from continuing operations			16	10	80	53
Net earnings (loss) from discontinued operations	3		—	—	3	(4)
Net earnings for the period			16	10	83	49
Basic and diluted net earnings from continuing operations per common share			$0.16	$0.12	$0.80	$0.65
Basic and diluted net earnings per common share			$0.16	$0.12	$0.83	$0.60
Weighted average number of common shares outstanding			99,328,314	80,796,541	99,362,432	80,801,031

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statement of Shareholders’ Equity

	For the 9-month period ended September 30, 2007
(in millions of Canadian dollars) (unaudited)	Note		Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ equity
Balance - beginning of period			517	649	(9)	1,157
Cumulative impact of accounting changes	1 (c) (f	)	—	—	1	1
Restated balance, beginning of period			517	649	(8)	1,158
Comprehensive income:
Net earnings for the period			—	83	—	83
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities			—	—	(52)	(52)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges, net of related income taxes and reclassification adjustments			—	—	5	5
Change in fair value of commodity derivative financial instruments designated as cash flow hedges, net of related income taxes and reclassification adjustments			—	—	(1)	(1)
Comprehensive income for the period						35
Dividends			—	(12)	—	(12)
Adjustment related to stock options			2	—	—	2
Redemption of common shares			(2)	(2)	—	(4)
Balance - end of period			517	718	(56)	1,179

	For the 9-month period ended September 30, 2006
	Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ equity
Balance - beginning of period	264	669	(36)	897
Comprehensive income:
Net earnings for the period	—	49	—	49
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	3	3
Comprehensive income for the period				52

Dividends	—	(10)	—	(10)
Adjustment related to stock options	3	—	—	3
Redemption of common shares	—	(1)	—	(1)
Balance - end of period	267	707	(33)	941

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

	For the 3-month periods ended September 30,				For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	Note		2007	2006	2007	2006
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations			16	10	80	53
Adjustments for:
Depreciation and amortization			55	41	160	122
Unusual gains			—	(4)	(26)	(4)
Impairment loss on property, plant and equipment			6	7	6	7
Closure and restructuring costs			—	—	1	—
Unrealized loss (gain) on commodity derivative financial instruments			1	—	(2)	(7)
Foreign exchange gain on long-term debt			(14)	—	(43)	(14)
Future income taxes			(9)	(1)	(14)	(9)
Share of results of significantly influenced companies			(2)	(2)	(23)	(6)
Non-controlling interest			1	—	2	—
Others			(2)	2	(8)	5
			52	53	133	147
Change in non-cash working capital components			(27)	14	(156)	(41)
			25	67	(23)	106
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment			(41)	(31)	(109)	(75)
Proceed from disposal of property, plant and equipment	5 (a	)	—	—	7	—
Increase in other assets			(3)	(11)	(3)	(10)
Business acquisitions, net of cash acquired	6 (d	)	(10)	(16)	(10)	(30)
Business disposal, net of cash disposed	6 (b	)	—	8	37	8
			(54)	(50)	(78)	(107)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances			(1)	4	11	8
Change in revolving credit facilities			58	(14)	125	(66)
Increase in other long-term debt			—	1	—	2
Payments of other long-term debt			(4)	(2)	(8)	(8)
Net proceeds from issuance of common shares			—	—	1	1
Redemption of common shares	11		—	—	(4)	(1)
Dividends			(4)	(3)	(12)	(10)
			49	(14)	113	(74)
Change in cash and cash equivalents during the period from continuing operations			20	3	12	(75)

Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	10 (d	)	(16)	(1)	(16)	56

Change in cash and cash equivalents during the period			4	2	(4)	(19)
Translation adjustments on cash and cash equivalents			3	2	(4)	(1)
Cash and cash equivalents - Beginning of period			19	19	34	43

Cash and cash equivalents - End of period			26	23	26	23

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

1 Accounting Policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) Comprehensive income

On January 1, 2007, the Company adopted Section 1530 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Comprehensive Income”. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

b) Equity

On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, “Equity” which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530 described above, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income. The comparative consolidated financial statements were restated to reclassify an amount of $9 million as at January 1, 2007 ($36 million as of January 1, 2006 for the purpose of the comparative financial information) previously recorded in the cumulative translation adjustment to the accumulated other comprehensive income.

c) Financial Instruments - Recognition and Measurement

On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, “Financial Instruments – Recognition and Measurement”. It describes the standards for recognizing and measuring financial instruments in the financial statements. Under this Section, financial assets available for sale, assets and liabilities held for trading and derivatives financial instruments, when part of a hedging relationship or not, are measured and accounted for at fair value. Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

Upon the adoption of this Section, the Company made the following classifications:

•                  Cash and cash equivalents are classified as financial assets held for trading and are measured at fair value. Resulting gains and losses are recorded in earnings.

•                  Accounts receivable, other investments, bank loans and advances, accounts payables and accrued liabilities and long-term debt are classified as loans and receivable or other liabilities and are initially recorded at fair value. Subsequently, they are recorded at amortized costs using the effective interest rate method. Under this classification, deferred financing costs related to Unsecured Senior Notes are now presented as a reduction of the carrying value of the respective debt.

This Section was applied retroactively without restating the comparatives figures and resulted in the following adjustments as of January 1, 2007:

$
Other assets	(12)

Long-term debt	(17)
Other liabilities	3
(14)
Net change	2
Impact on accumulated other comprehensive income	1
Impact on retained earnings	1
2

d) Hedges

On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, “Hedges”. It expands the guidelines required by Accounting Guideline 13 (AcG-13), “Hedging Relationships”. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings. The Company elected to apply hedge accounting for the following items as of January 1, 2007:

Item	Nature of hedging relationship	Implication
Foreign exchange forward contracts and currency option instruments.	Cash flow hedge of future anticipated sales, purchases and interest expenses denominated in foreign currencies.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustment to sales, cost of sales or interest expense in the same period as the respective hedged item affects earnings.

Interest rate swap agreement of a notional amount of US$50 million, maturing in 2013.	Fair value hedge on a portion of the Company’s 6.75% Unsecured Senior Notes.

Gains or losses from these derivatives financial instruments are recorded to earnings as interest expense. However, a corresponding amount is recorded as an adjustment to the carrying value of the 6.75% Unsecured Senior Notes and interest expense.

Commodity swap agreements on natural gas and electricity.	Cash flow hedges of anticipated purchases of natural gas and electricity.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustment to cost of sales in the same period as the respective hedged item affects earnings.

Long-term debt denominated in foreign currencies.	Hedge of the net investment of the Company in self-sustaining foreign subsidiaries.

Gains or losses resulting from the translation to Canadian dollars of long-term debt denominated in foreign currencies and designated as net investment hedges are recorded in accumulated other comprehensive income net of related income taxes.

As in previous years, the Company continued not applying hedge accounting to certain derivatives financial instruments including interest rate swap agreements of notional amounts totaling US$5.2 million maturing between 2008 and 2012 and commodity swap agreements on old corrugated containers. Accordingly, gains and losses from these derivatives financial instruments are recorded directly to earnings. The adoption of Section 3865 had no impact on the consolidated financial statements of the Company as at January 1, 2007.

In 2007, the Company entered into foreign exchange forward contracts and currency option instruments to fix a notional amount of US$200 million of its U.S.- denominated debt at an average rate of $0.958 $CAN/$U.S.. The Company elected not to apply hedge accounting to these instruments and they are recorded at fair value in earnings against the foreign exchange gains or losses on long-term debt.

e) Accounting changes

As at January 1, 2007, the Company adopted Section 1506 “Accounting changes”. This Section establishes criteria to be met in order to change, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors. The adoption of this Section had no impact on the consolidated financial position and results of operations of the Company.

f) Others

As at January 1, 2007, Boralex Inc. «Boralex», a significantly influenced company, changed its depreciation method with respect to some operating units. This change resulted in a decrease in retained earnings of $1 million (the Company’s share). As at January 1, 2007, Boralex also adopted Sections 1530, 3251, 3855 and 3865 of the CICA Handbook. The impact on the Company following the adoption of these Sections by Boralex is reflected in notes a), b) and c) above.

g) New accounting standards not yet adopted

Capital disclosures - In December 2006, the CICA published Section 1535, “Capital Disclosures”. This new standard established disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial instruments – disclosures and presentation - In December 2006, the CICA published two new sections: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards replace Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories - In June 2007, the CICA published Section 3031, “Inventories”. This new standard established measurement and disclosure requirements concerning inventories. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

General Standards of financial Statements Presentation - In June 2007, the CICA amended Section 1400 to include requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement will be effective for interim period and annual financial statement starting January 1, 2008. The application of this standard does not expect to have a material impact on the financial position on results of operations of the Company.

2 Measurement Uncertainty

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

Given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials and energy, there is a measurement uncertainty regarding certain operating units because it is possible that variations in future conditions could require a modification of the stated amount of long-lived assets.

During the third quarter of 2007, an impairment charge of $6 million was recorded to bring the net book value of the property, plant and equipment and other assets of the Scierie Lemay (Boxboard Group) to its fair value. This sawmill was temporary shut down in October 2006.

3 Closure and Restructuring Costs

In 2005 and 2006, the Company announced the permanent or temporary shutdown of certains operating units and production equipment. The following table provides a reconciliation of all closure and restructuring cost provisions.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006
Balance at beginning of period	28	39	47	55
Additional (reversal) provision - severance and pension liability	1	4	(1)	11
Non-monetary items	—	—	(1)	—
Payments	(15)	(3)	(31)	(26)

Balance at end of period	14	40	14	40

In 2007, the Company recorded additional closure and restructuring provision relating to the permanent closure of its Red Rock containerboard mill and Montreal corrugated products converting plant for an amount of $4 million. The Company, also recorded in the third quarter of 2007, a severance provision of $1 million related to its Scierie Lemay sawmill temporary closed in 2006.

In 2007, the Company recorded a gain of $6 million related to the settlement of a portion of the pension plan of the Thunder Bay coated fine paper mill, closed in January 2006. This gain and the provision of $1 million discussed in note 5b) are recorded in discontinued operation net of related income taxes of $2 million.

4 Commodity Derivatives Financial Instruments

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006
Realized loss (gain) on commodity derivatives financial instruments	(1)	—	(5)	2
Unrealized loss (gain) on commodity derivatives financial instruments	1	—	(2)	(7)
	—	—	(7)	(5)

5 Unusual gains and losses

a) On May 1, 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million.

b) In the second quarter of 2007, the Company recorded a provision of $3 million related to the action filed by ServiceCore, Inc. and to the class actions filed following the infractions of 2006 under the Competition Act relating to the sale of carbonless paper sheets by Cascades Fine Papers Group, Inc. An amount of $1 million of this provision is presented in discontinued operations.

c) In the second quarter of 2007, the Company recorded a dilution gain of $15 million resulting from the decreased of its participation in Boralex from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00. This gain is presented in the share of results of significantly influenced companies.

6 Business Acquisitions and Disposal

a) On December 29, 2006, the Company acquired the remaining outstanding common shares (50%) of Norampac Inc. “Norampac” held by Domtar Inc. for a total purchase price of $561 million. The balance sheet and results of Norampac are fully consolidated since that date as they were proportionally consolidated prior to the acquisition. The purchase price allocations for the Norampac acquisition have not yet been completed mainly with respect to the identification and valuation of property, plant and equipment and other potential intangible assets. The final allocation of the purchase price could result in significant changes.

b) On January 25, 2007, the Company sold its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company of the Boxboard Group, to Rock-Tenn Company for a cash consideration of $38 million (US$32 million). The Company realized a gain of $25 million before income tax of $11 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Boxboard
Accounts receivable	2
Inventories	4
Property, plant and equipment	2
Goodwill	6
14
Accounts payable and accrued liabilities	(2)
12
Gain on disposal	25
Total consideration received, net of cash disposed of $1 million	37

c) On June 20, 2007, Reno De Medici S.p.A. (“RdM”) and Cascades Inc. announced the signing of a Letter of Intent for the negotiation of the terms and conditions of a possible combination of RdM and the european recycled cartonboard business of Cascades S.A. Concurrently with the proposed merger, Cascades S.A. and a group of current shareholders of RdM were expected to enter into a three-year shareholders’ agreement covering matters relating to corporate governance (where Cascades S.A., on the one hand, and a group of current shareholders of RdM, on the other hand, would be equally represented in the board of directors of RdM), and providing for an 18-month lock-up and thereafter reciprocal first refusal and tag-along rights.

On September 14, 2007, Cascades Inc. announced the signature of the definitive combination agreement and shareholders agreement. The combination was subject to certain conditions, including, approval of the appropriate regulatory authorities as well as the approval by shareholders of RdM at a special meeting. On October 29, 2007, the combination was approved by the shareholders of RdM. The transaction is expected to be completed at the beginning of 2008. The impact on the financial statements of the Company will be determined upon the final closing of the transaction.

d) On August, 1 2007, the Company acquired certain assets of Honeycomb Products of Michigan inc. a Honeycomb board mill located in Grand Rapids, Michigan for a purchase price of $11 million (US$10.4 million).

The acquisition have been accounted for using the purchase method and the accounts and results of operations of that acquisition have been included in the consolidated financial statements since the date of acquisition. The purchase price allocation has not yet been completed mainly with respect to the identification and valuation of other potential intangible assets.The following preliminary allocation of the purchase price to the identifiable assets acquired, resulted in a goodwill of $7 million which is tax deductible. The final allocation of the purchase price could result in significant changes.

Business segment	Specialty products
Accounts receivable	1
Inventories	1
Property, plant and equipment	2
Goodwill	7
11
Less: Balance of purchase price	(1)
Total consideration paid	10

7 Other Assets

	As at September 30, 2007	As at December 31, 2006

Investments in significantly influenced companies	117	107
Other investments	14	12
Deferred charges	14	34
Employee future benefits	63	52
Fair value of derivatives financial instruments	4	7
Customer relationship and client lists	68	77
Other finite-life intangible assets	12	14
	292	303

8 Long-Term Debt

	As at September 30, 2007	As at December 31, 2006
7.25% and 6.75% unsecured senior notes (US$925 million, net of deferred financing costs)	915	1,078
Revolving and term credit facilities	677	557
Other debt from subsidiaries	13	28
Other debt from joint ventures	2	3
	1,607	1,666
Current portion	5	9
	1,602	1,657

On June 27, 2007, the Company amended its credit facility to add a new 12-month unsecured revolving credit facility in the amount of $100 million to provide additional availability of funds.

9 Other Liabilities

	As at September 30, 2007	As at December 31, 2006
Employee future benefits	108	107
Future income taxes	261	286
Fair value of derivatives financial instruments	12	2
Legal settlement	9	11
Non-controlling interest	21	19
Others	13	14
	424	439

10 Additional Information

	For the 3-month periods ended September 30,		For the 9-month periods ended Septemebr 30,
	2007	2006	2007	2006
(a) Cost of sales
Foreign exchange loss	(4)	—	(1)	—

(b) Employee future benefits expenses
Defined benefit pension plans	2	3	7	9
Other employee future benefit plans	2	2	7	6
Defined contribution pension plans	2	1	4	3

(c) Supplemental disclosure
Depreciation of property, plant and equipment	53	39	153	117
Amortization of other assets	2	2	7	5
Amortization of deferred financing cost included in interest expense	1	1	3	3
Interest paid	37	32	92	72
Income taxes paid (received)	(12)	(2)	14	2

(d) Discontinued operations
Cash and cash equivalents provided by discontinued operations including theproceeds on disposal	(16)	(1)	(16)	56

11 Capital Stock

As at September 30, 2007, the capital stock issued and outstanding consisted of 99,276,551 common shares (99,533,654 as at December 31, 2006). As at September 30, 2007, 2,508,812 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 103,397 options were exercised and 125,250 were forfeited. In addition, the Company issued 422,068 stock options during the period at an exercise price of $11.83.

In 2007, in the normal course of business, the Company renewed its share repurchase program of a maximum of 4,970,094 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The program is valid from March 13, 2007 to March 12, 2008. As of September 30, 2007, the Company repurchased 360,500 common shares under this program for a consideration of approximately $4 million.

12 Accumulated other comprehensive income

	As at September 30,	As at December 31,
	2007	2006
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities	(61)	(9)

Unrealized gains arising from foreign exchange foward contracts designated as cash flow hedges, net of related income taxes	5	—

	(56)	(9)

13 Contingency and subsequent event

During the third quarter of 2007, The Company announced the signing of a letter of intent for the sale of its Red Rock linerboard mill located in Ontario which is temporarily shutdown. Upon the execution of a final sale agreement, the Company will pay to the purchaser an amount of $10 million. On October 31, 2007, the parties completed the transaction of the final sale agreement. The Company also signed a letter of intent for the sale of its permanently closed coated fine paper mill located in Thunder Bay, Ontario. Upon the execution of a final sale agreement, the company will pay to the purchaser an amount of $4 million. Discussions relating to this sale remain ongoing and the amounts payable will be recorded to earnings at closing.

After the closing of the third quarter, the Company entered into foreign exchange forward contracts and currency option instruments to fix the remaining portion of its U.S.- denominated debt for a notional amount of US$725 million at an average exchange rate of $1,036 $U.S./$CAN.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006
Sales
Packaging products
Boxboard
Manufacturing	195	187	602	526
Converting	166	186	512	555
Eliminations and others	(24)	(23)	(76)	(50)
	337	350	1,038	1,031
Containerboard
Manufacturing	150	87	456	255
Converting	252	132	747	383
Eliminations and others	(92)	(64)	(292)	(184)
	310	155	911	454
Specialty products
Manufacturing	78	82	245	252
Converting	57	57	174	168
Recovery, deinked pulp and eliminations	92	54	279	157
	227	193	698	577

Eliminations	(27)	(15)	(84)	(56)
	847	683	2,563	2,006
Tissue papers
Manufacturing and converting	176	194	542	545

Eliminations and others	20	(9)	6	(24)
Consolidated total	1,043	868	3,111	2,527

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006
Operating income (loss) before depreciation and amortization from continuing operations and operating income from continuing operations
Packaging products
Boxboard
Manufacturing	4	(3)	(1)	1
Converting	12	18	63	50
Others	(9)	(4)	(12)	(9)
	7	11	50	42
Containerboard
Manufacturing	19	12	54	32
Converting	22	12	57	35
Others	5	4	11	5
	46	28	122	72

Specialty products
Manufacturing	3	(7)	6	(4)
Converting	6	8	18	22
Recovery, deinked pulp and others	6	4	18	12
	15	5	42	30

	68	44	214	144
Tissue papers
Manufacturing and converting	16	34	51	92

Corporate	1	(3)	7	(5)
Operating income before depreciation and amortization from continuing operations	85	75	272	231

Depreciation and amortization
Boxboard	(17)	(16)	(51)	(49)
Containerboard	(18)	(9)	(50)	(28)
Specialty products	(8)	(9)	(24)	(23)
Tissue papers	(9)	(9)	(27)	(28)
Corporate and eliminations	(3)	2	(8)	6
	(55)	(41)	(160)	(122)
Operating income from continuing operations	30	34	112	109

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
	2007	2006	2007	2006
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	6	2	13	4
Converting	5	7	23	19
Others	3	—	3	1
	14	9	39	24
Containerboard
Manufacturing	2	1	7	9
Converting	3	2	7	8
Others	—	—	—	—
	5	3	14	17
Specialty products
Manufacturing	1	3	6	6
Converting	2	2	6	4
Recovery, deinked pulp and others	2	1	4	4
	5	6	16	14

	24	18	69	55
Tissue papers
Manufacturing and converting	16	11	35	16

Corporate	1	2	5	4
Consolidated total	41	31	109	75

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